September 2, 2011

Attn:  Martin James
Senior Assistant Chief Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
Washington, DC  20549

Dear Mr. James:

Applied Minerals, Inc. (the “Company”) is responsible for the adequacy and accuracy of the disclosure in the filing and understands that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.  The Company also understands that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Christopher T. Carney

Christopher T. Carney
Interim Chief Financial Officer